UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x                     Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 03 July 2023
Exhibit No. 2	Barclays 2022/23 BoE stress test results dated 12 July 2023
Exhibit No. 3	Commencement of Share Buyback Programme dated 28 July 2023
Exhibit No. 4	Director/PDMR Shareholding dated 28 July 2023
Exhibit No. 5	Publication of Suppl.Prospcts dated 28 July 2023
Exhibit No. 6	Transaction in Own Shares dated 31 July 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 01, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

3 July 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2023, Barclays PLC's issued share capital consists of 15,555,768,747 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,555,768,747 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 2

12 July 2023

Barclays PLC

Barclays above all hurdle rates in 2022/23 Bank of England stress test

Barclays PLC ("Barclays") notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment, Barclays continues to be sufficiently capitalised by remaining above the respective hurdle rates for the duration of the stress scenario. This is under both the common equity tier 1 ratio and the tier 1 leverage ratio measures of capital, and in terms of both transitional and non-transitional bases for IFRS 9. This was also the case in the inaugural stress test of Barclays Bank UK PLC, the ring-fenced bank.

The test demonstrates Barclays' continued robust and resilient balance sheet position, and the capital target and plans remain as before.

Barclays' group results from the BoE stress test are set out in the table below.

Barclays PLC	Actual (June 2022)	Minimum stressed ratio (before strategic management actions)	Minimum stressed ratio (after the impact of strategic management actions)	Hurdle rate	Actual (March 2023)
IFRS9 Transitional
Common equity Tier 1 ratio(a)(b)	13.6%	8.0% (g)	8.5%	6.8%	13.6%
Tier 1 Capital ratio(c)	17.1%	11.2% (g)	11.8% (g)		17.6%
Total capital ratio(d)	19.9%	13.2% (g)	13.8% (g)		20.2%
Memo: risk-weighted assets (£ billions)	345	382 (g)	378 (g)		338
Memo: CET1 (£ billions)	47	30 (g)	32 (g)		46
Tier 1 leverage ratio(a)(e)	5.1%	3.5% (h)	3.7%	3.3%	5.1%
Memo: leverage exposure (£ billions)	1,151	1,132 (h)	1,108 (h)		1,169
IFRS9 non-transitional
Common equity Tier 1 ratio(f)	13.4%	6.9%	7.4%	6.7%	13.5%
Tier 1 leverage ratio(f)	5.1%	3.1%	3.4%	3.3%	5.1%

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of the total risk exposure amount (risk-weighted assets or RWAs), where CET1 capital and RWAs are determined in accordance with the CRR.
(c) The Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs, where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital determined in accordance with the CRR.
(d) The Total capital ratio is defined as total capital expressed as a percentage of RWAs, where total capital is defined as the sum of Tier 1 capital and Tier 2 capital determined in accordance with the CRR.
(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure, as defined in Article 429(2) of the Leverage Ratio (CRR) part of the PRA Rulebook. If a firm does not have sufficient CET1 capital to meet 75% of the leverage ratio minimum requirement and 100% of its leverage ratio buffers (as required by PRA rules), additional Tier 1 capital has been capped at 25% of the leverage ratio minimum requirement for the purpose of calculating the Tier 1 leverage ratio.
(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.
(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.
(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

- ENDS -

For further information, please contact:

Investor Relations                                                         Media Relations
Adam Strachan +1 212 526 8442                                 Jonathan Tracey +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to Barclays and the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward- looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in Barclays' filings with the SEC (including, without limitation, Barclays' Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.

 Exhibit No. 3

 28 July 2023

Barclays PLC
Commencement of Buy-back

Barclays PLC (the "Company") announces that, as outlined in its announcement on 27 July 2023, it will commence a share buy-back programme to purchase ordinary shares of 25 pence each in the Company ("Ordinary Shares") for up to a maximum consideration of £750m (the "Buy-back"). The Buy-back will commence on 28 July 2023 and end no later than 27 January 2024 (subject to regulatory approval remaining in place). The purpose of the Buy-back is to reduce the share capital of the Company and therefore Ordinary Shares purchased under the Buy-back will be cancelled.

The Company has entered into a non-discretionary agreement with Citigroup Global Markets Limited ("Citi") to conduct the Buy-back on its behalf and carry out on-market purchases of Ordinary Shares, acting as riskless principal, and to on-sell such Ordinary Shares to the Company.

Citi will make trading decisions in relation to the Buy-back independently of, and without further instruction from, the Company.  Any purchases of Ordinary Shares under the Buy-back will be carried out on the London Stock Exchange in accordance with certain pre-set parameters set out in the agreement with Citi and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Ordinary Shares granted by its shareholders at the annual general meeting on 3 May 2023 (the "2023 Authority"), Chapter 12 of the Financial Conduct Authority's Listing Rules, Article 5(1) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), the Commission Delegated Regulation (EU) No 2016/1052 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended), and other applicable laws.

No repurchases will be made in the United States or in respect of the Company's American Depositary Receipts.

The maximum number of Ordinary Shares that may be repurchased under the Buy-back is 1,587,136,913 being the number of Ordinary Shares the Company is authorised to repurchase under the 2023 Authority.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Exhibit No. 4

28 July 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.58 per Share	19,727
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-07-27
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Adam Strachan	Jonathan Tracey
+1 212 526 8442 James Johnson +44 (0)20 7116 7233	+44 (0)20 7116 4755

Exhibit No. 5

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 2 dated 28 July 2023 to the Base Prospectus dated 7 March 2023 for the Barclays PLC Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6228H_1-2023-7-28.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

31 July 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	28 July 2023
Number of ordinary shares purchased:	6,951,810
Highest price paid per share:	156.2000p
Lowest price paid per share:	154.2400p
Volume weighted average price paid per share:	155.3951p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,551,450,920 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,551,450,920) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6352H_1-2023-7-28.pdf

- ENDS -

For further information, please contact:

Investor Relations                                          Media Relations

Adam Strachan +1 212 526 8442                  Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233